SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/18/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
613,100

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

800,100
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
800,100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.30%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Dekania Corp ("DEK" or the "Issuer").
The principal executive offices of FMGQ are located at

Dekania Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On September 8, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/14/2008 there were 12,699,900 shares of common stock outstanding as of April 11, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 800,100 shares of DEK or 6.30% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of DEK were purchased:

Date:		Shares:		Price:
9/15/08		2,400		$9.65
9/15/08		500		$9.62
9/16/08		35,000		$9.64
9/16/08		35,500		$9.63



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/18/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:
Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
Phone (914) 747-5262
Fax (914) 747-2150

September 8, 2008

Dekania Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104



Gentlemen:

Opportunity Partners L.P. is the beneficial owner
 of shares of Dekania Corp. that are valued in excess of $2,000.00. We have held our shares for at least 12 months and intend to hold them through the next annual meeting. We hereby submit the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange
Act of 1934 for inclusion in managements proxy materials for the next meeting of stockholders.We will withdraw this proposal if you assure us that in the event that liquidation becomes inevitable, it will not be delayed in order to benefit the Sponsor at the expense of the public stockholders.
RESOLVED:If Dekania Corp.is liquidated,any interest earned by the Trust Account after February 1, 2009 shall not be used to financially benefit the Sponsor at the expense of the public stockholders.

Supporting Statement

Dekania is entitled to withdraw a maximum of $2,500,000 as working capital and, if necessary, up to $100,000 for dissolution and liquidation expenses from the Trust Account. In addition, Dekanias Sponsor has provided an irrevocable letter of credit for $3,291,000 which is held for the benefit of the Trust Account and the public stockholders if Dekania does not complete a business combination by February 1, 2009 and the funds in the Trust Account are less than $10.00 per share. We are concerned that if Dekania Corp.
is liquidated the Sponsor may have an incentive to delay the liquidation. If the funds in the Trust
 Account were disbursed on February 1, 2009 the Sponsor would be required to make up any shortfall below $10.00 per share. In the event of a delay, the Trust would continue to earn interest which would reduce the Sponsors financial obligation.
The purpose of this proposal is to eliminate a conflict of interest between the public stockholders who would like to wind up Dekania as soon as possible if no business combination is completed by February 1, 2009 and the Sponsor who will benefit from delaying a wind-up as long as possible.

Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.

General Partner